NOTE

$2,500,000                                     Alexandria, Virginia
                                                  December 16, 1994


     Six (6) months after this date, FOR VALUE RECEIVED, The Nostalgia Network, Inc. ("Nostalgia"), a Delaware corporation having its principal place of business at 650 Massachusetts Avenue, N.W. Washington, D.C., promises to pay to Concept Communications, Inc. ("Concept"), 650 Massachusetts Avenue, N.W. Washington, D.C. the sum of Two Million Five Hundred Thousand dollars ($2,500,000), with interest from this date at the rate of Six and Forty-Three One Hundredths Percent (6.43%) per annum, subject to the terms and conditions set forth below.

     ACCELERATION: The purpose of this loan is to provide a bridge until Nostalgia is able to negotiate an equity investment not less than the amount of this note by Concept or others (the Proposed Investments"). Accordingly, if the Proposed Investment takes place before the due date of this Note, this Note will be immediately due and payable upon completion of the Proposed Investment.

     APPLICATION TO WARRANTS:   Concept currently holds 215,005
Nostalgia warrants with an exercise price of $2.00 per share. In the event that the Proposed Investment does not occur within the term of this Note, Nostalgia's obligation to repay shall be conditioned on Concept's exercise of said warrants.

     The Nostalgia Network, Inc. has caused this Note to be executed on its behalf by its undersigned duly authorized officers.


                                    THE NOSTALGIA NETWORK, INC.


                                    s/ John G. Heim

                                    By John G. Heim, President


                                    s/  Daniel C. Holdgreiwe

                                    By Daniel C. Holdgreiwe,
                                    Secretary